United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attn: Donald F. Delaney

March 25, 2007

Re:	Rockwell Ventures Inc.
Form 20-F for the Year Ended May 31, 2006 filed on December 15, 2006
File No. 000-30588

Dear Mr. Delaney,

We are in receipt of your letter (“Comment Letter”) dated February 16, 2007 requesting that we provide the Securities and Exchange Commission (the “Commission”) with certain additional information regarding matters discussed in the Form 20-F for the year ended May 31, 2006 filed with the Commission by Rockwell Ventures Inc. ("Rockwell", or the "Company") on December 15, 2006. Our responses to your comments follow:

SEC Comment	Response

Financial Statements

Note 10 -- Subsequent Events

We note that, subsequent to your fiscal year end, you entered into an agreement-in-principle arrangement to acquire certain ownership and other interests and/or rights in four alluvial diamond properties located in South Africa and the Democratic Republic of Congo. We further note in your Form 6-K, filed February 1, 2007, that you and the sellers executed a definitive agreement on November 15, 2006, and that you expect to complete the acquisition on or before March 31, 2007. Considering the significance of this transaction, it appears that certain additional disclosures are necessary, in order to more fully convey the impact it will have on your financial position and operations. Accordingly, please amend your filing to provide the following additional information:

SEC Comment	Response

(a) Disclose the number of shares to be issued for each component of the acquisition, including a range of shares to be issued if this is uncertain, and the resultant implications such issuances will have on control of the company.

We have provided a table and related commentary in section 4(B)(2) of the Form 20-F.

(b) Disclose the relationship that currently exists and is expected to exist upon consummation of the transaction, between you, the vendors, and Durnpike Investments (Pty) Limited, particularly as it relates to control of the company; similarly disclose the relationships with the other investors in notes and share subscription arrangements.

The related commentary has been inserted into the amended Form 20-F.

(c) Disclose the status of each property and its ownership prior to each transaction.	This disclosure has been inserted into the document.

(d) Present a comprehensive tabulation of total consideration for each property or entity, including the valuation of any non-cash elements.	We have provided a table and related commentary in section 4(B)(2) of the Form 20-F.

(e) Explain how the transaction will impact your future financial reporting, particularly in regards to whether a reverse merger is expected to result, and whether the owners of the mineral property interests will retain control.

We have provided a table and related commentary in section 4(B)(2) of the Form 20-F.

We anticipate revisions in connection with the foregoing to impact several areas of your document. Please read the guidance for Items 4A4, 4A6, 5D, 7A3, 7A4, and 8B of the Form 20-F instructions for further clarification.

We have provided additional commentary in the amended Form 20-F, as you suggest. We believe the requirements of these section have been addressed.

Engineering Comments

Risk Factors, page 5

2. Please expand your disclosure to address the sources and nature of risks inherent in estimating grade for placer diamond deposits, with particular emphasis on the methods that you employ.	The disclosure has been expanded.

Information on the Company, page 13

Property, Plants and Equipment, page 19

SEC Comment	Response

3. Concerning your mineral resource and reserve estimates, please revise your disclosures as necessary to address the following points:

Where you disclose that the estimate of inferred mineral resources for the Holpan/Klipdam property on page 26, please clarify that the grade estimate is not based on systematic sampling of the diamond bearing gravels being evaluated, but is a projection from historical production data, if true.

The inferred resource was defined on the basis of detailed bulk testwork. The disclosure has been expanded to indicate this.

• Throughout this section, please remove all volume or resource estimates that do not meet the standards of Canadian National Instrument 43-101. This appears to include estimates of cubic meters of gravels for the Wouterspan property on page 29, and gravel resources estimates for the Galputs Minerale project on page 32,

We have advised readers that the testwork information disclosed does not constitute a mineral resource compliant with Canadian National Instrument 43-101.

• Where your mineral deposits have no reserves, as defined by Industry Guide 7, please disclose this fact to comply with paragraph (b)(4)(i) of this guidance.	We have amended the document, where appropriate, to disclose this fact.

If you have further questions or need additional information, please contact Paul Mann at (604) 684-6365. Thank you for your time and consideration.

Sincerely,
ROCKWELL VENTURES INC.

Paul Mann
Director of Finance

On behalf of David Copeland, Chief Executive Officer